State of Delaware

Limited Liability Company

CERTIFICATE OF FORMATION

of

TCW DIRECT LENDING VIII LLC

The undersigned, an authorized natural person, for the purpose of forming a limited liability company under the provisions and subject to the requirements of the State of Delaware (particularly Chapter 18, Title 6 of the Delaware Code and the acts amendatory thereof and supplemental thereto, and known, identified and referred to as the “Delaware Limited Liability Company Act”), hereby certifies that:

1. The name of the limited liability company (hereinafter called the “Company”) is TCW Direct Lending VIII LLC.

2. The address of the Company’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, City of Wilmington, County of New Castle, Delaware 19808. The name of the registered agent of the Company at such address is Corporation Service Company.

Executed on September 3, 2020

By: /s/ Oladipo Ashiru
Name: Oladipo Ashiru
Title: Authorized Person